March 6, 2006

Via Facsimile (216) 579-0212 and U.S. Mail

Christopher J. Hewitt, Esq.
Jones Day
901 Lakeside Avenue
Cleveland, OH  44114-1190

      Re:	Gencorp Inc.
		Preliminary Proxy Statement on Schedule 14A
Filed February 27, 2006; revised on February 28, 2006
		File No. 1-01520

Dear Mr. Hewitt:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
1. We note that Pirate Capital and its affiliates have indicated that they will present their own slate of nominees for your board of directors and their support for their proposal, included as proposal
3 in your proxy statement. As a result, please provide the information required by Item 4(b)(4) and Item 5(b) of Schedule 14A.

Cover Page, page 1
2. Confirm that you will file all written soliciting materials, including scripts and outlines used to solicit proxies by telephone.

Proposal 1 Election of Directors

Advance Notice of Shareholder Nominees, page 5
3. Please explain why you do not believe that the election of Pirate
Capital`s nominees is in the best interests of company or its security holders. Note that each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.

Proposal 3 Shareholder Proposal

Board Policy Regarding Board Classification, page 38
4. We note your disclosure that you will present a proposal at the 2007 security holders meeting if this proposal 3 is approved by the holders of "a majority of the total voting power of the Company"
at
the upcoming meeting.  Please reconcile with your disclosure on page
3 where you state that the affirmative votes of the holders of a majority of votes cast at the upcoming meeting are sufficient for approval of this proposal.
5. We note that if you present a proposal at your 2007 meeting as
a
result of the vote on the current proposal in 2006, then that proposal would require the approval of holders of not less than 80%
of your total voting power. Please clarify the source for the approval requirement. Is it based on provisions in your organizational documents? If not, please state so.

Closing Comments

      Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by
Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

      You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


Sincerely,



Daniel F. Duchovny
Attorney-Advisor
Office of Mergers and Acquisitions

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Christopher J. Hewitt, Esq.
Jones Day
March 6, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE